FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2008

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

	FOR IMMEDIATE RELEASE

Compañía de Minas Buenaventura Announces
Fourth Quarter 2007 Results

Lima, Peru, February 28, 2008 – Compañía de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly traded precious metals mining company, announced today its results for the fourth quarter 2007. All figures have been prepared according to Peruvian GAAP and are stated in U.S. dollars (US$).

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Chief Executive Officer of Buenaventura stated: “Net income in 4Q07 reached US$123.7 million, or US$0.97 per ADS, which represents a 54% increase when compared to 4Q06. This was driven by increased revenues from our direct operations, as well as the contribution of Cerro Verde and Yanacocha.

EBITDA from Buenaventura’s direct operations was US$136.0 million, 32% higher than the figured reported in 4Q06.

Operating income was US$105.7 million, 3% lower than the figure reached in 4Q06.

With this our operating results fully reflect Buenaventura’s de-hedging efforts.”

Financial Highlights (in millions of US$, except EPS figures):

	4Q07	4Q06	Var%	FY07	FY06	Var%
Total Revenues	238.2	201.1	18%	786.4	646.9	22%
Operating Income	105.7	108.7	-3%	366.6	317.3	16%
EBITDA (BVN Direct Operations)	136.0	103.2	32%	441.6	307.9	43%
EBITDA (including Yanacocha and Cerro Verde)	266.5	171.4	55%	906.9	805.3	13%
Net Income	123.7	80.5	54%	274.8*	428.1	-36%
EPS	0.97	0.63	54%	2.16*	3.36	-36%

(*) Includes a non-recurring US$120.0 million net effect.

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Full Year 2007 Results

In 4Q07, net sales were US$226.5 million, a 26% increase when compared to the US$179.3 million reported in 4Q06 mainly due to higher volumes of gold and zinc sold, as well as an increase in the realized prices of gold, silver and lead.

Royalty income during 4Q07 totaled US$11.7 million, a 26% increase when compared to the US$9.2 million reported in 4Q06. This was due to higher sales at Yanacocha.

Operating Highlights	4Q07	4Q06	Var%	FY07	FY06	Var%
Net Sales (in millions of US$)	226.5	179.3	26%	747.0	548.1	36%
Average Realized Price Gold (US$/oz) *	794	522	52%	694	534	30%
Average Realized Price Silver (US$/oz)	14.08	12.66	11%	13.37	11.92	12%
Average Realized Price Lead (US$/TM)	2,871	1,612	78%	2,760	1,320	109%
Average Realized Price Zinc (US$/TM)	2,591	4,130	-37%	3,069	3,408	-10%
(*) Including Yanacocha

Sales Content
	4Q07	4Q06	Var%	FY07	FY06	Var%
Gold (in oz) Direct Operations	126,116	98,706	28%	418,999	415,288	1%
Gold (in oz) including Yanacocha	317,263	290,312	9%	1,101,953	1,538,096	-28%
Silver (in oz)	4,643,460	6,181,624	-25%	16,734,876	19,207,066	-13%
Lead (in MT)	10,558	13,548	-22%	41,535	36,570	14%
Zinc (in MT)	27,687	18,774	47%	79,138	59,488	33%

Accumulated net sales for 2007 were US$747.0 million, a 36% increase compared to 2006 (US$548.1 million). Accumulated royalty income was US$34.0 million, a 30% decrease when compared to US$48.5 million in 2006.

Buenaventura’s equity production1  during 4Q07 was 109,132 ounces of gold, 9% higher than the 100,394 ounces reported in 4Q06; and 4,198,027 ounces of silver, a 1% increase when compared to the 4,156,784 ounces reported in 4Q06.

1   Production includes 100% of operating units, 100% of CEDIMIN and 34.29% of El Brocal.

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Full Year 2007 Results

Equity production1 for the accumulated twelve-month period was 404,166 ounces of gold and 14,765,694 ounces of silver. This represented a similar figure in gold production (405,383 ounces in 2006), and a 4% decrease in silver production compared to 2006 (15,450,953 ounces).

Equity Production[1]
	4Q07	4Q06	Var%	FY07	FY06	Var%
Gold (oz)	109,132	100,394	9%	404,166	405,383	0%
Gold inc. Yanacocha (oz)	314,182	299,452	5%	1,086,707	1,545,608	-30%
Silver (oz)	4,198,027	4,156,784	1%	14,765,694	15,450,953	-4%
Lead ( MT)	6,636	5,799	14%	23,198	20,396	14%
Zinc ( MT)	12,400	8,417	47%	40,808	30,025	36%

At Orcopampa (100%), total gold production in 4Q07 was 69,146 ounces, a 5% increase when compared to the 65,624 ounces reported in 4Q06 mainly due to higher grade and ore mined (Appendix 2). Accumulated gold production was 267,935 ounces, a 5% increase when compared to 2006 (254,631 ounces).

Cash operating cost during 4Q07 was US$186/oz, 20% higher when compared to 4Q06 (US$155/oz). This was best explained by an increase in exploration works in the Prometida area (38% in diamond drilling and 30% in drifting), which increased labor and contractor expenses, supplies for support activities and energy consumption, as well as the revaluation of the PEN2. Cash operating cost in 2007 was US$164/Oz, 14% higher than the figure reported in 2006 (US$145/Oz).

Total royalties paid to the government at Orcopampa in 4Q07 were US$2.5 million. For 2007, royalties totaled US$5.7 million.

At Uchucchacua (100%), total silver production during 4Q07 was 2,986,989 ounces, a 21% increase when compared to 4Q06 (2,458,477 ounces) mainly due to higher grades (17.1 Oz/ST in 4Q07 versus 15.2 Oz/ST in 4Q06), as well as higher ore mined and increased recovery rates (Appendix 2). Accumulated silver production was 9,873,771 ounces, a 2% increase when compared to 2006 (9,692,300 ounces).

Cash operating cost decreased 40% from $5.55/oz in 4Q06 to US$3.32/oz in 4Q07. This was best explained by the previously mentioned increase in production, and the higher zinc and lead by-product contribution despite the PEN revaluation. Cash operating cost for 2007 was US$4.62/Oz, 3% higher than the figure reported in 2006 (US$4.50/Oz).

Total royalties paid to the government at Uchucchacua in 4Q07 were US$1.2 million. For 2007, royalties totaled US$3.5 million.

At Antapite (100%), total production in 4Q07 was 18,627 ounces of gold, a decrease of 24% when compared to 4Q06 (24,444 ounces), mainly due to a 23% decrease in the gold grade from 0.56 Oz/ST to 0.43 Oz/ST. Accumulated gold production was 72,171 ounces, a 30% decrease when compared to 2006 production (103,370 ounces).

Gold cash operating cost in 4Q07 was US$401/Oz, a 38% increase when compared to US$291/Oz in 4Q06. This increase was due to:

2   The quarterly revaluation of the Peruvian Nuevo Sol versus the U.S. dollar was 7%. This directly affected labor and contractor expenses.

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Full Year 2007 Results

1.	The lower gold content due to lower grades
2.	A 70% increase in exploration expenses (diamond drilling)

Cash operating cost in 2007 was US$383/Oz, 56% higher than the figure reported in 2006 (US$246/Oz).

Total royalties paid to the government at Antapite in 4Q07 were US$0.3 million. For 2007, royalties totaled US$0.9 million.

At Colquijirca (34.29%), total zinc production was 24,467 MT in 4Q07, a 29% increase when compared to the 18,906 MT reported in 4Q06, mainly due to an increase in the tonnage treated, as well as a 24% increase in the zinc grade (7.14% in 4Q07 vs. 5.76% in 4Q06). Total silver production during 4Q07 was 1,770,039 ounces, a 41% decrease when compared to the 3,044,927 ounces reported in 4Q06, mainly due to a significant decrease in ore grade, based on the average grade of the mine, despite a higher volume of ore treated (Appendix 2).

For 2007, total zinc production was 87,151 MT, a 33% increase when compared to the same period of 2006 (65,700 MT). In the case of silver, total production decreased 31% from 10,269,511 ounces in 2006, to 7,071,856 ounces in 2007.

Zinc cash operating costs for 4Q07 totaled US$143 per MT, higher than 4Q06 due to the reduction in silver contribution. For 2007, cash operating cost was US$126 per MT, a 46% decrease when compared to the US$233 per MT reported in 2006.

Total royalties paid to the government at Colquijirca in 4Q07 were US$1.9 million. For 2007, royalties totaled US$6.1 million.

General and administrative expenses for 4Q07 were US$23.9 million, a 116% increase when compared to the US$11.1 million reported in 4Q06. This was mainly due to an increase in the non-cash long term compensation provision. Accumulated general and administrative expenses for 2007 were US$59.2 million, a 62% increase when compared to the US$36.6 million reported in 2006.

Exploration costs in non-operating areas during 4Q07 were US$15.1 million, a 26% increase compared to the US$11.9 million reported in 4Q06. The main efforts were focused at the Breapampa (US$1.4 million), El Milagro (US$2.9 million), Trapiche (US$0.6 million) and Mallay (US$1.3 million) projects. Accumulated exploration costs in non-operating areas during 2007 were US$46.4 million, a 28% increase when compared to 2006 (US$36.2 million).

Operating income in 4Q07 was US$105.7 million, in-line with the US$108.7 million reported in 4Q06. For 2007, operating income before hedge book unwinding expenses was US$366.6 million, a 16% increase when compared to the US$317.3 million reported in 2006 due to the 22% increase in operating revenues. However, when considering the expenses associated with the unwinding of the hedge book, operating income totaled US$180.7 million.

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Full Year 2007 Results

Buenaventura’s income from non-consolidated affiliates was US$78.0 million in 4Q07, an increase of 81% when compared to the US$43.0 million reported in 4Q06. This increase is explained by the higher contribution from Cerro Verde (US$29.5 million) and Yanacocha (US$47.4 million). For 2007, income from non-consolidated affiliates was US$249.6 million, a decrease of 20% compared to the US$313.2 million reported in 2006.

At Yanacocha (43.65%), 4Q07 gold production was 469,760 ounces of gold, an increase of 3% when compared to 4Q06 (456,032 ounces). Gold production in 2007 was 1,563,670 ounces, a decrease of 40% when compared to the 2,612,200 ounces reported in 2006.

Cash cost at Yanacocha during 4Q07 was US$305/oz, which represented a 17% increase compared to a cash cost of US$261/oz in 4Q06. This increase was primarily due to higher labor, diesel, and other commodity prices, as well as higher worker's participation bonuses and royalties due to increased gold prices, and the revaluation of the PEN. For 2007, cash cost was US$356/oz, a 67% increase when compared to 2006.

Net income at Yanacocha during 4Q07 was US$97.9 million, a 69% increase when compared to the US$58.1 million in 4Q06. For 2007, net income was US$221.5 million, a decrease of 58% when compared to US$525.4 million in 2006.

In 4Q07, EBITDA was US$174.2 million, an increase of 53% compared to 4Q06 (US$113.6 million). This increase was due to the higher volume of gold sold, as well as a higher realized gold prices, which increased from US$614/oz in 4Q06 to US$783/oz in 4Q07. Accumulated EBITDA for 2007 was US$475.0 million, a decrease of 49% when compared to the US$930.2 million reported in 2006.

CAPEX for 4Q07 was US$69.1 million, a 21% decrease when compared to the US$87.9 reported in 4Q06.

At Cerro Verde (18.50%), 4Q07 copper production was 76,534 MT, a 157% increase when compared to 4Q06 (29,736 MT). For 2007, copper production totaled 269,537 MT, 168% higher than the figured reported in 2006 (100,573 MT).

Net sales at Cerro Verde increased 133% from US$181.1 million in 4Q06 to US$422.7 million in 4Q07. Accumulated net sales for 2007 were US$1,794.6 million, an increase of 169% compared to 4Q06 (US$667.7 million) mainly due to the previously mentioned increase in production.

In 4Q07, net income reached US$165.0 million, a 62% increase compared to 4Q06 (US$102.0 million), best explained by higher production. For 2007, net income was US$804.7 million, an 81% increase compared to 2006 (US$444.6 million).

CAPEX for 4Q07 totaled US$27.9 million, and US$100.0 million for 2007.

This quarter, Buenaventura’s net income reached US$123.7 million, representing US$0.97 per ADS, a 54% increase when compared to the US$80.5 million reported (US$0.63 per ADS) in 4Q06. This was mainly due to higher direct operations revenues, as well as an increase in the contribution from Cerro Verde and Yanacocha, as previously explained.

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Full Year 2007 Results

Accumulated net income for 2007 was US$274.8 million (US$2.16 per ADS), a decrease of 36% when compared to the US$428.1 million (US$3.36 per ADS) reported in 2006, best explained by the expenses associated with the unwinding of the hedge book.

Per a filing with the SEC in February 2008, the Company completely unwound its gold hedge book.

TANTAHUATAY
Buenaventura is in the process of improving its relationship with the surrounding communities, as well as increasing the mineable resources at Tantahuatay 2, Cienaga Norte and El Mirador. Total resources were 25 million MT, with 0.8 g/MT of gold in oxides measured and indicated by diamond drilling with a 0.2 g/MT of cut off. The feasibility study has demonstrated the technical and economical viability of an open pit heap leaching. An environmental impact study is almost completed, and will be presented to the mining authorities in order to work on permitting.

TRAPICHE
After 20,000 meters of diamond drilling, Buenaventura has delineated an important copper deposit. A geo-statistic model, developed by AMEC, found inferred resources of 315 million MT, with 0.48% copper, 0.02% molybdenum, and over a 0.2% copper cut off. Metallurgical testing has found good results for the flotation of the basic mineralization types to produce clean concentrates. For 2008, the Company estimates a 30,000 meter diamond drilling campaign.

UCHUCCHACUA

The deepening of the Carmen and Socorro mines includes:

Carmen Mine: The deepening of the Master Shaft reached level 3990 during 4Q07 as scheduled, while the extension of the deepening program to reach level 3920 is currently in progress and expected to be completed in March, 2008. The development at level 3990, which involves drifting 2,394 meters, is 34% complete and is expected to be completed by 3Q08.

Socorro Mine: The construction of ramp 626 is currently 68% complete, and is expected to be completed by 3Q08. The development at level 3990, which began in 3Q07 is 14% complete, and is expected to be finished by the end of 2008. The deepening of the Luz Shaft to reach level 3990 is now scheduled to begin in 3Q08, and completed in 4Q09.

During 2007, total investment was US$3.7 million (accumulated US$6.8 million) of a budgeted US$10.3 million.

•
The plant expansion from 2,500 STPD to 3,000 STPD, to treat additional Lead/Zinc materials from lower levels of the mine, includes the acquisition of a grinding mill 13´x20´, flotation cells, a thickener and 2 press filters for a total investment of US$5.3 million. This expansion is expected to be completed in 3Q08.

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Full Year 2007 Results

ORCOPAMPA

•	By the end of 2007 Nazareno Shaft reached level 3290. During 2008, the deepening of the Nazareno Shaft is scheduled to reach level 3170 from level 3290 for an estimated investment of US$4.5 million.

•	As of December 2007 the Prometida Shaft reached level 3440 from level 3590, for a total investment of US$1.0 million, and is expected to reach level 3290 by 2Q09.

•	The expansion of tailing dam number 4 to increase capacity to 1.3 million DST was completed in December for a total investment of US$5.6 million.

•
The construction of the facilities to treat the old flotation tailings includes six 40x40 ft, cyanidation tanks, a thickener and a holding tank. This project will permit the recovery of approximately 53,000 ounces of gold in 2008 and 2009 for a total investment of US$9.2 million.

At the Board of Director’s meeting, held February 28, 2007, the Board passed the following resolutions:

To call for the Annual Shareholders Meeting to be held March 28, 2008 to:

• Approve the financial statements as of December 31, 2007.
• Approve the 2007 Annual Report.
• Approve a cash dividend of US$0.22 per share or ADS to be paid in U.S. currency.
• Approve the capitalization of accumulated income and modify the stock face value.
• Approve a stock split.

* * *

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Full Year 2007 Results

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates six mines in Peru and also has controlling interests in two mining companies as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation) which is one of the most important precious metal producers in the world and 18.50% in Sociedad Minera Cerro Verde S.A.A, an important copper Peruvian Company.

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company and Yanacocha’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

 APPENDIX 1

Equity Participation in Affiliates and Subsidiaries
	BVN	Operating
	Equity %	Mines
Minera Yanacocha	43.65	Yanacocha
Sociedad Minera El Brocal*	34.29	Colquijirca
Sociedad Minera Cerro Verde	18.50	Cerro Verde
Cedimin*	100.00	Shila / Paula
Minera Minasnioc*	60.00	Minasnioc Project
Minera La Zanja *	53.06	La Zanja Project
Buenaventura Ingenieros*	100.00	-
Consorcio Energetico de Huancavelica*	100.00	-
*Consolidates

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Full Year 2007 Results

APPENDIX 2

	GOLD PRODUCTION
	Three Months Ended December 31						Twelve Months Ended December 31
		Orcopampa			Antapite			Orcopampa			Antapite
	2007	2006	%	2007	2006	%	2007	2006	%	2007	2006	%
Ore Milled DST	121,240	118,265	2.5%	45,162	45,316	-0.3%	478,671	467,955	2.3%	187,968	179,820	4.5%
Ore Grade OZ/ST	0.59	0.57	2.3%	0.43	0.56	-23.3%	0.58	0.56	3.0%	0.38	0.60	-36.0%
Recovery Rate %	96.3%	96.1%		96.4%	96.7%		95.9%	95.9%		95.4%	96.6%
Ounces Produced	69,147	65,153	6.1%	18,627	24,444	-23.8%	267,935	253,421	5.7%	72,171	103,370	-30.2%

	SILVER PRODUCTION
	Three Months Ended December 31						Twelve Months Ended December 31
		Uchucchacua			Colquijirca		Uchucchacua				Colquijirca
	2007	2006	%	2007	2006	%	2007	2006	%	2007	2006	%
Ore Milled DST	224,324	211,281	6.2%	493,704	478,221	3.2%	868,520	803,281	8.1%	2,055,485	1,631,662	26.0%
Ore Grade OZ/ST	17.10	15.20	12.5%	5.47	8.43	-35.1%	16.10	16.20	-0.6%	4.97	8.17	-39.2%
Recovery Rate %	78.0%	76.6%		65.9%	76.0%		70.1%	74.6%		69.3%	77.2%
Ounces Produced	2,986,989	2,458,478	21.5%	1,770,039	3,044,927	-41.9%	9,873,771	9,692,301	1.9%	7,071,856	10,269,511	-31.1%

	ZINC PRODUCTION
	Three Months Ended December 31						Twelve Months Ended December 31
		Uchucchacua			Colquijirca		Uchucchacua				Colquijirca
	2007	2006	%	2007	2006	%	2007	2006	%	2007	2006	%
Ore Milled DST	224,324	211,281	6.2%	493,704	478,221	3.2%	868,520	803,281	8.1%	2,055,485	1,631,662	26.0%
Ore Grade %	2.71%	1.32%	105.3%	7.14%	5.76%	24.0%	1.90%	1.24%	53.2%	6.08%	5.90%	3.1%
Recovery Rate %	62.8%	46.7%		76.8%	75.7%		55.6%	52.5%		76.8%	75.2%
ST Produced	3,560	1,190	199.2%	26,970	20,840	29.4%	8,658	5,225	65.7%	96,067	72,422	32.6%

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Full Year 2007 Results

APPENDIX 3

RESERVES AS OF DECEMBER 31, 2007

	PROVEN AND PROBABLE RESERVES

GOLD	BVN %				BVN
	PARTICIPATION	DST (000)	Oz / DST	Oz (000)	Oz (000)
Orcopampa	100	1,302	0.633	824	824
Shila - Paula	100	122	0.794	97	97
Antapite	100	261	0.285	75	75
Ishihuinca	100	32	0.383	12	12
Poracota	100	543	0.359	195	195
Jatun Orcco	100	20	0.452	9	9
Yanacocha	43.65	538,218	0.029	15,758	6,878
Yanacocha (Minas Conga)	43.65	617,787	0.019	11,836	5,166
El Brocal (Marcapunta) Sulfides	34.29	8,305	0.013	104	36
TOTAL GOLD RESERVES		1,166,590	0.025	28,910	13,292

SILVER	BVN %				BVN
	PARTICIPATION	DST (000)	Oz / DST	Oz (000)	Oz (000)
Orcopampa	100	1,302	0.20	260	260
Uchucchacua (Plata-Sulfides)	100	3,523	16.04	56,500	56,500
Uchucchacua (Zinc-Sulfides)	100	636	5.20	3,306	3,306
Uchucchacua (Plata-Oxides)	100	193	21.10	4,078	4,078
Julcani	100	201	21.00	4,229	4,229
Recuperada	100	300	7.10	2,127	2,127
Antapite	100	261	0.47	122	122
Shila-Paula	100	122	2.40	292	292
Pozo Rico	100	284	13.40	3,811	3,811
Jatun Orcco	100	20	5.19	103	103
El Brocal	34.29	13,317	1.76	23,437	8,037
El Brocal (Marcapunta) Sulfides	34.29	8,305	0.46	3,842	1,318
TOTAL SILVER RESERVES		28,464	3.59	102,108	84,182

ZINC	BVN %				BVN
	PARTICIPATION	DST (000)	% Zn	DST Zn (000)	DST Zn (000)
Uchucchacua (Plata-Sulfides)	100	3,523	2.32	82	82
Uchucchacua (Zinc-Sulfides)	100	636	7.00	45	45
Recuperada	100	300	5.10	15	15
Pozo Rico	100	284	0.90	3	3
Julcani	100	201	0.20	0	0
El Brocal	34.29	13,317	4.4	586	201
TOTAL ZINC RESERVES		18,261	4.00	731	346

LEAD	BVN %				BVN
	PARTICIPATION	DST (000)	% Pb	DST Zn (000)	DST Pb (000)
Uchucchacua (Plata-Sulfides)	100	3,523	1.68	59	59
Uchucchacua (Zinc-Sulfides)	100	636	4.80	31	31
Julcani	100	201	1.80	4	4
Recuperada	100	300	4.60	14	14
Pozo Rico	100	284	0.40	1	1
El Brocal	34.29	13,317	1.47	196	67
TOTAL LEAD RESERVES		18,261	1.66	304	175

COPPER	BVN %				BVN
	PARTICIPATION	TCS (000)	% Cu	TCS Zn (000)	TCS Zn (000)
Yanacocha (Minas Conga)	43.65	617,787	0.26	1,613	704
El Brocal (Marcapunta) Sulfides	34.29	8,305	2.47	205	70
TOTAL COPPER RESERVES		626,092	0.29	1,818	774

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Full Year 2007 Results

APPENDIX 4

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Balance sheet
As of December, 31 2006 and as of December, 31 2007

	2006	2007
	US$ (000)	US$ (000)
Assets
Current assets
Cash and cash equivalents	239,533	381,612
Certificates)	63,210	-
Available-for-sale financial assets	56,549	-
Derivative financial instruments	-	2,929
Trade accounts receivable	77,422	107,540
Other accounts receivable, net	4,481	7,760
Accounts receivable from affiliates	11,714	14,420
Inventories, net	30,621	35,149
Current portion of prepaid taxes and expenses	7,961	16,032
Total current assets	491,491	565,442

Long - term other accounts receivable	1,524	1,451
Prepaid taxes and expenses	10,501	5,338
Long - term derivative financial instruments	-	5,035
Investments in shares	839,129	932,420
Mining rights and property, plant and equipment, net	215,643	244,992
Mine development costs, net	64,753	84,187
Deferred income tax and workers’ profit sharing asset, net	111,447	141,118
Other assets, net	1,283	1,486
Total assets	1,735,771	1,981,469

Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	10,000	-
Trade accounts payable	28,539	24,662
Income tax payable	34,485	15,349
Other current liabilities	59,779	96,823
Current portion of long - term debt	491	20,869
Embedded derivatives	-	5,984
Deferred income from sale of future production	43,032	-
Total current liabilities	176,326	163,687

Other long term liabilities	64,651	72,308
Long term debt	115	63,250
Deferred income from sale of future production	194,173	102,008
Total liabilities	435,265	401,253

Shareholders’ equity net

Capital stock, net of treasury shares of US$14,474,000	173,930	173,930
Investments shares, net of treasury shares of US$37,000	473	473
Additional capital	177,713	177,713
Legal reserve	37,679	37,679
Other reserves	269	269
Retained earnings	852,148	1,056,937
Cumulative translation loss	(34,075	(34,075)
Unrealized loss in derivative financial instruments	-	1,518
Cumulative unrealized gains on investments carried at fair value	932	158
	1,209,069	1,414,602
Minority interest	91,437	165,614
Total shareholders’ equity, net	1,300,506	1,580,216

Total liabilities and shareholders’ equity, net	1,735,771	1,981,469

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Full Year 2007 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of income
For the three and twelve month period ended December, 31 2006 and 2007

	For the three month period		For the twelve month period ended
	ended December, 31		December, 31
	2006	2007	2006	2007
	US$(000)	US$(000)	US$(000)	US$(000)
Operating revenues
Net sales	179,304	226,545	548,072	747,021
Royalties income	9,249	11,688	48,475	34,014
Realized income from sales of future production	12,525	-	50,325	5,393
Total revenues	201,078	238,233	646,872	786,428

Costs of operation
Operating costs	40,908	51,175	149,309	182,007
Exploration and development costs in operational mining sites	11,036	14,268	49,534	51,033
Depreciation and amortization	7,571	10,799	27,574	36,345
Total costs of operation	59,515	76,242	226,417	269,385
Gross margin	141,563	161,991	420,455	517,043

Operating expenses
General and administrative	11,081	23,925	36,639	59,205
Exploration cost in non-operational mining sites	11,934	15,083	36,190	46,407
Royalties	8,195	11,855	24,420	33,978
Selling	1,641	5,392	5,928	10,818
Total operating expenses	32,851	56,255	103,177	150,408

Operating income before unusual expense	108,712	105,736	317,278	366,635

Net loss from releasing fix prices in commercial contracts	-	-	-	(185,922)

Operating income after unusual expense	108,712	105,736	317,278	180,713

Other income (expenses), net
Share in affiliated companies	44,744	77,993	313,168	249,555
Interest income	4,295	4,190	7,949	11,772
Gain (loss) from changes in the market value of gold certificates	3,741	-	(4,861)	5,126
Interest expense	(3,225)	(1,736)	(5,948)	(8,614)
Exchange difference gain (loss)	(18)	3,066	(308)	5,190
Loss from changes in the fair value of derivative instruments	-	-	(13,268)	-
Other, net	(9,375)	(2,970)	(19,502)	(8,686)
Total other income(expenses), net	40,162	80,543	277,230	254,343

Income before workers’ profit sharing, income tax and minority interest	148,874	186,279	594,508	435,056

Workers’ profit sharing	(6,817)	(15,758)	(14,271)	(19,931)
Income tax	(26,272)	(22,767)	(64,033)	(43,975)
Net income	115,785	147,754	516,204	371,150

Net income attributable to Minority interests	(35,258)	(24,018)	(88,147)	(96,389)

Net income attributable to Buenaventura	80,527	123,736	428,057	274,761
Basic and diluted earnings per share, of Compañía de Minas Buenaventura S.A.A., stated in U.S. dollars.	0.63	0.97	3.36	2.16
Weighted average number of shares outstanding	127,221,164	127,221,164	127,221,164	127,221,164

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Full Year 2007 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of cash flows
For the three and twelve month period ended December, 31 2006 and 2007

	For the three month period ended December, 31		For the twelve month period ended December, 31
	2006	2007	2006	2007
	US$ (000)	US$ (000)	US$ (000)	US$ (000)
Operating activities
Collections from costumers	145,569	218,256	497,875	722,887
Settlement of Gold Certificates	-	-	-	135,189
Collection of dividends	-	137,212	209,520	159,037
Collection of royalties	11,182	6,566	55,821	30,713
Recoveration of value added tax receivable	4,458	167	16,322	13,235
Collection of interest	4,133	2,734	7,496	10,841
Payments of releasing fix prices in commercial contracts	-	-	-	(315,726)
Payments to suppliers and third parties	(44,564)	(56,245)	(160,365)	(202,161)
Payments of income tax	(13,445)	(19,045)	(53,296)	(91,353)
Acquisition of Gold Certificates	-	-	(68,071)	(66,853)
Payments to employees	(4,770)	(20,292)	(49,316)	(78,852)
Payments of exploration expenditures	(23,820)	(17,618)	(71,982)	(75,084)
Payment of royalties	(6,373)	(10,537)	(22,742)	(33,033)
Payments of interest	(714)	(2,081)	(2,413)	(5,841)
Net cash provided by (used in) operating activities	71,656	239,117	358,849	202,999

Investing activities
Settlement (acquisition) of short term financial investments	12,547	-	(40,292)	55,715
Proceeds from sale of plant and equipment	(155)	298	32	916
Decrease (increase) on time deposits	(52,933)	21,750	(62,933)	(15,815)
Purchase of property, plant and equipment	(16,196)	(29,955)	(50,127)	(61,649)
Development cost expenditures	(8,371)	(6,377)	(24,112)	(31,681)
Payment by adjustment of price of investments in shares	-	19,923	-	-
Payments by purchase of investments in shares	(2,693)	(1,197)	(22,829)	(1,563)
Payments from derivative instruments settled, net	2,602	-	(2,050)	-
Net cash used in investing activities	(65,199)	4,442	(202,311)	(54,077)

Financing activities
Increase of long-term debt	-	10,000	-	85,000
Increase of bank loans	(11,145)	-	2,355	55,237
Payments of dividends	(31,770)	(22,901)	(59,767)	(69,972)
Payments of bank loans	6,145	(30,237)	-	(65,237)
Payments of dividends for minority interest shareholders	(7,091)	(9,056)	(19,111)	(26,199)
Payments of long-term debt	(163)	(586)	(266)	(1,487)
Net cash provided by (used in) financing activities	(44,024)	(52,780)	(76,789)	(22,658)

Net increase (decrease) in cash during the period	(37,567)	190,779	79,749	126,264
Cash at beginning of period	133,119	86,337	96,851	176,600

Cash at period end	95,552	277,116	176,600	302,864

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Full Year 2007 Results

	For the three month period ended December, 31		For the twelve month period ended December, 31
	2006	2007	2006	2007
	US$ (000)	US$ (000)	US$ (000)	US$ (000)
Reconciliation of net income to net cash provided by operating activities

Net income atributable to equity holders of the parent	80,527	123,736	428,057	274,761
Add (deduct)
Minority interest	35,258	24,018	88,147	96,389
Depreciation and amortization	7,028	11,665	28,113	38,550
Long term officers’ compensation *	363	15,362	3,634	28,666
Amortization of development costs	(421)	3,224	11,270	13,205
Embedded derivatives's fair value	-	5,984	-	5,984
Increase to provision for mine closure and exploration projects closure	9,357	3,682	9,357	3,682
Increase for discounting net present value of mining closing costs	2,296	(504)	3,535	2,456
Net cost of retired plant and equipment	269	78	998	923
Share in affiliated companies, net of dividends	(44,744)	59,219	(103,648)	(90,518)
Income from releasing fix prices in commercial contracts	-	-	-	(129,804)
Loss (gain) for deferred income tax and workers’ profit sharing expenses	(1,950)	32,277	(21,651)	(32,506)
Realized income from sale of future production	(12,525)	-	(50,325)	(5,393)
Exchange differences loss (gain), net	18	(3,066)	308	(5,190)
Loss from changes in the fair value of derivative instruments	-	-	13,268	-
Loss from changes in the fair value of Gold Certificates	(3,741)	-	4,861	-
Adjustment in liability related to mining closing costs	(8,049)	-	-	-
Increase (decrease) of inventories' writte off	(1,507)	(1,820)	(1,507)	(1,820)
Other	32	1,720	32	1,988

Net changes in assets and liabilities accounts
Decrease (increase) of operating assets
Financial assets at fair value through profit or loss (Gold Certificates)	-	-	(68,071)	63,210
Trade accounts receivable	(33,734)	(14,273)	(50,197)	(30,118)
Other accounts receivable	(1,165)	(1,311)	1,033	(3,206)
Accounts receivable from affiliates	4,106	(5,431)	7,545	(3,301)
Inventories	2,951	(1,627)	348	(4,528)
Prepaid taxes and expenses	(620)	4,620	(2,251)	9,736

Increase (decrease) of operating liabilities
Trade account payable	8,285	288	13,066	(3,877)
Income tax	11,295	(24,710)	23,614	(31,780)
Other liabilities	18,327	5,986	19,313	5,490
Net cash provided by (used in) operating activities	71,656	239,117	358,849	202,999

(*)This provision corresponds to a long term compensation (10 year program) granted to the Company to certain officers

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: February 28, 2008